FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549



                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          For the month of July 2002


                    NORDIC AMERICAN TANKER SHIPPING LIMITED
                (Translation of registrant's name into English)

                                  Cedar House
                                41 Cedar Avenue
                                 Hamilton HMEX
                                    Bermuda
                   (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F   X    Form 40-F
                                      -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes          No   X
                                 -----       -----

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Attached hereto is a copy of the quarterly report of Nordic American Tanker Shipping Limited (the "Company") for the period ended June 30, 2002.

ADDITIONAL INFORMATION

          BP Amoco Plc files annual reports on Form 20-F (File No. 1-6262) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

                   NORDIC AMERICAN TANKER SHIPPING LTD (NAT)

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
            OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AS OF

                                 June 30, 2002


Overview
--------

          In September 1995, the Company offered and sold to the public 11,731,613 Warrants at the initial public offering price of $5.00 per Warrant. The exercise price of a Warrant was $10.21. Prior to the Exercise Date (September 30, 1997), the Company did not have any operations other than certain limited operations related to the acquisition of the Vessels, of which all three were delivered in the last half of 1997. The Company now owns three modern double hull 150,000 dwt suezmax tankers. The Vessels were built at Samsung Heavy Industries.

          On September 30, 1997 all of the outstanding Warrants of the Company were exercised at an exercise price of $10.21 per Warrant. The Company received a total of $119,779,768.73 by issuing a total of 11,731,613 new Common Shares. On November 30, 1998, the Company's shareholders approved a proposal to allow the Company to borrow money for the purpose of repurchasing its Shares. On December 28, 1998, the Company purchased 2,107,244 Shares through a "Dutch Auction" self-tender offer at a price of $12.50 per Share. In addition, the Company paid $715,000 in transaction costs. After the repurchase, a total of 9,706,606 Shares are in issue, down from 11,813,850 Shares. The Company funded the repurchase with the proceeds of a long-term loan from a syndicate of international lenders in the total amount of $30,000,000.

          BP Shipping Ltd (the "Charterer") has agreed to charter each Vessel for a period of seven years from September 30, 1997. Each Charter is subject to extension at the option of the Charterer for up to seven successive one-year periods. During the term of each Charter (including any extension thereof) the Charterer is obligated to pay (i) the Base Rate, which is charterhire at a fixed minimum daily rate of $13,500 per Vessel per day (T/C equivalent of $22,000 per day), payable quarterly in advance and (ii) Additional Hire, to the extent spot charter rates exceed certain levels, payable quarterly in arrears, from January 1998. The amount of Additional Hire for each quarter, if any, will be determined by the Brokers Panel.

          On January 2, 2002 the Company received $3,645,000 in Base Hire from the Charterer for the period from January 1 to March 31, 2002. In April 2002 the Broker Panel determined that there would be no Additional Hire for the period January 1 to March 31, 2002.

          On April 2, 2002 the Company received $3,685,500 in Base Hire from the Charterer for the period from April 1 to June 30, 2002. In July 2002 the Broker Panel determined that there would be no Additional Hire for the period April 1 to June 30, 2002.

          On July 1, 2002 the Company received $3,726,000 in Base Hire from the Charterer for the period from July 1 to September 30, 2002. Results of Operations -2nd quarter 2002

Results of Operations - 2nd quarter 2002
----------------------------------------

          The Company's revenues from the Charter Hire for the period April 1 to June 30, 2002 derived from the Base Hire of $3,685,500 ($13,500 per day per Vessel).

          Net costs during the Report Period were $1,839,834 of which three months depreciation of the Vessels constitutes $1,707,760.

          Net profit during the Report Period was $1,399,054.


Liquidity and Capital Resources
-------------------------------

          Total Assets of the Company at June 30, 2002 were $138,622,306 compared to $142,658,488 at December 31, 2001. Cash held at June 30, 2002 was $229,626.

          The Company's only source of income is from the contract with BP Shipping. The contracts for the NAT vessels are drawn up in a way that secures income 365 days a year for the vessels and no off-hire. The contracts with BP Shipping commenced on October 1, 1997 and run for minimum 7 years and maximum 14 years if all options are declared. The contracts are guaranteed by BP Amoco p.l.c.

          The Company's dividend policy is to pay to its shareholders dividends that are substantially equal to the amounts received by it under the Charters, less fixed administrative and interest expenses.


Dividend Payment
----------------

          Based on the minimum Base Hire for the 1st quarter of 2002, from January 1 to March 31 and additional hire for the 4th quarter of 2001, the Board of Directors declared in January 2002 a Dividend of $3,494,378 or $0.36 per Common Share. The dividend was paid to Shareholders in February 2002.

          Based on the minimum Base Hire for the 2nd quarter of 2002, from April 1 to June 30, the Board of Directors declared in April 2002 a Dividend of $3,300,246 or $0.34 per Common Share. The dividend was paid to Shareholders in May 2002.

          Based on the minimum Base Hire for the 3rd quarter of 2002, from July 1 to September 30, the Board of Directors declared in July 2002 a Dividend of $3,203,180 or $0.33 per Common Share to be paid to Shareholders in August 2002.

          The table below illustrates the historical development of the Dividend per Common Share:

Period              1997      1998      1999      2000      2001      2002
------------------------------------------------------------------------------
1st Quarter                   0.40      0.32      0.34      1.41      0.36
2nd Quarter                   0.41      0.32      0.45      1.19      0.34
3rd Quarter                   0.32      0.35      0.67      0.72      0.33
4th Quarter         0.30      0.30      0.36      1.10      0.55
------------------------------------------------------------------------------
Total USD           0.30      1.43      1.35      2.56      3.87
------------------------------------------------------------------------------
                                     * * *


NORDIC AMERICAN TANKER SHIPPING LTD. (NAT)

INCOME STATEMENT INFORMATION
All figures in USD
                                1/1 - 6/30      1/1 - 6/30         2nd Qtr.        2nd Qtr.          All
                                   2002            2001             2002            2001            2001
----------------------------   -----------     -----------      -----------     -----------     -----------

  Revenue                       7,330,500      18,897,105        3,685,500       7,258,087      28,359,568
  Ship Broker Commissions         (91,631)        (91,631)         (46,069)        (46,069)       (184,781)
  Management Fee Expense         (125,000)       (125,000)         (62,500)        (62,500)       (250,000)
  Insurance Expense               (42,000)        (34,998)         (21,000)        (17,499)        (72,333)
  Other Expenses                  (18,356)        (23,993)          (2,505)        (14,536)        (31,406)
  Depreciation                 (3,415,520)     (3,415,520)      (1,707,760)     (1,707,760)     (6,831,040)
                               -----------     -----------      -----------     -----------     -----------
  Net Operating Income          3,637,992      15,205,963        1,845,665       5,409,723      20,990,008

  Fiancial Income                  11,468         144,868            5,326          55,232         189,244
  Financial Expenses             (882,348)       (887,051)        (451,938)       (443,538)     (1,793,776)
                               -----------     -----------      -----------     -----------     -----------
  Net Financial Items            (870,880)       (742,183)        (446,611)       (388,306)     (1,604,532)
                               -----------     -----------      -----------     -----------     -----------
  Net Profit                    2,767,113      14,463,780        1,399,054       5,021,417      19,385,476
                               -----------     -----------      -----------     -----------     -----------

  Earnings per Share                 0.29            1.49             0.14            0.52            2.00
  Cash Flow per Share                0.64            1.84             0.32            0.69            2.70

---------------------------------------------------------------------------------------------------------------



BALANCE SHEET INFORMATION
All figures in USD
                                           Jun. 30          Dec. 31
                                             2002            2001
---------------------------               -----------     -----------
ASSETS
  Vessels                                 138,328,485     141,744,005
  Prepaid Finance charges                      36,195          43,435
  Prepaid insurance                            28,000          70,000
  Accounts receivables                              0         170,180
  Cash and cash on depoist                    229,626         630,868
                                          -----------     -----------
  Total Assets                            138,622,306     142,658,488
                                          -----------     -----------

LIABILITIES
  Other Shareholder Equity                108,495,195     112,522,756

SHAREHOLDER'S EQUITY
  9,706,606 Common Shares,                     97,066          97,066
  par value $.01 per share,
  outstanding 50 million authorized

Other Comprehensive Income                 (1,288,000)       (778,000)

  Long Term Debt                           30,000,000      30,000,000
  Accounts Payable                                  0               0
  Accrued Expenses                          1,288,000         778,000
  Accured Interest                             30,045          38,666
                                          -----------     -----------
  Total liabilities & equity              138,622,306     142,658,488
                                          -----------     -----------

                                  SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                    NORDIC AMERICAN TANKER SHIPPING LIMITED
                                 (registrant)




Dated:  July 31, 2002                 By:/s/ Herbjorn Hansson
                                         ----------------------------
                                             Herbjorn Hansson
                                             President and
                                             Chief Executive Officer


01318.0002 #340500